BresaGen

ACN 007 988 767
Phone: +61 8 8234 2660
Fax: +61 8 8234 6268
Address: 8 Dalgleish Street
Thebarton South Australia 5031
www.bresagen.com

FAXED

FACSIMILE TRANSMISSION

TO:	The Office of International Corporate Finance
COMPANY:	SEC
FAX NUMBER:	0011 1 202 942 9624
FROM:	Trudy Fenton
DATE:	Friday, 9 July 2004
SUBJECT:	ASX Announcements
PAGES (inc. cover)	2

SUPPL

RECEIVED
2004 JUL 20 A 8:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135, to file home country announcements, please find the following announcement which were released through the Australian Stock Exchange on 9 July, 2004 –

1. BresaGen completes the USA Merger Agreement with Cythera.

04035629

Yours sincerely

T.M. Fenton

Trudy Fenton
Corporate Administrator

tfenton@bresagen.com.au

PROCESSED
JUL 21 2004
THOMSON FINANCIAL

dw 7/20

If there are any problems with this transmission, call 08 8234 2660

Announcement to Shareholders

9 July 2004

BresaGen completes the USA Merger Agreement with Cythera

The Deed Administrators of BresaGen Limited ("BresaGen") are pleased to announce that the merger of BresaGen's wholly owned subsidiary, BresaGen Inc with San Diego based Cythera Inc was completed on 28 June 2004.

BJ Carter and MD Lewis
Deed Administrators